EXHIBIT 99.2

Chiasma, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30, 2021	December 31, 2020
	(in thousands except share and per share data)
Assets
Current assets
Cash and cash equivalents	$81,968	$15,462
Marketable securities	13,154	119,959
Accounts receivable	2,747	538
Inventory	16,300	10,955
Prepaid expenses and other current assets	7,258	6,444
Total current assets	121,427	153,358
Property and equipment, net	437	534
Other assets	1,563	1,883
Restricted cash	20,274	20,563
Total assets	$143,701	$176,338
Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$4,057	$4,240
Accrued expenses	11,652	11,858
Other current liabilities	601	633
Total current liabilities	16,310	16,731
Deferred royalty obligation	74,979	63,548
Long-term liabilities	6,983	4,274
Total liabilities	98,272	84,553
Commitments and contingencies (Note 11)
Stockholders’ equity:
Common stock, $0.01 par value; authorized 125,000,000 shares at June 30, 2021 and December 31, 2020; issued and outstanding 63,247,398 shares at June 30, 2021 and 57,815,596 shares at December 31, 2020	632	578
Preferred stock, $0.01 par value; authorized 5,000,000 shares; none outstanding	—	—
Additional paid-in capital	442,914	438,920
Accumulated other comprehensive income	—	—
Accumulated deficit	(398,117)	(347,713)
Total stockholders’ equity	45,429	91,785
Total liabilities and stockholders' equity	$143,701	$176,338

See accompanying notes to these unaudited condensed consolidated financial statements.

1

Chiasma, Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020

Product revenue, net	$5,852	$—
Cost of goods sold	225	—
Gross profit	5,627	—
Operating expenses:
Selling, general and administrative	30,125	18,247
Research and development	8,923	17,797
Total operating expenses	39,048	36,044
Loss from operations	(33,421)	(36,044)
Interest and other income (loss), net	(11,036)	526
Interest expense	(5,738)	(907)
Loss before income taxes	(50,195)	(36,425)
Provision for income taxes	209	89
Net loss	(50,404)	(36,514)
Earnings per share
Basic	$(0.80)	$(0.86)
Diluted	$(0.80)	$(0.86)
Weighted-average shares outstanding:
Basic	62,928,195	42,227,601
Diluted	62,928,195	42,227,601

See accompanying notes to these unaudited condensed consolidated financial statements.

2

Chiasma, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020
	(in thousands)
Net loss	$(50,404)	$(36,514)
Other comprehensive income (loss):
Unrealized gain (loss) on available for sale securities, net	—	(11)
Total other comprehensive income (loss):	—	(11)
Comprehensive loss	$(50,404)	$(36,525)

See accompanying notes to these unaudited condensed consolidated financial statements.

3

Chiasma, Inc.

Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited)

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
	(in thousands except share data)
Balance, December 31, 2020	57,815,596	$578	$438,920	$—	$(347,713)	$91,785
Stock-based compensation	—	—	2,836	—	—	2,836
Exercise of stock options	431,922	4	1,208	—	—	1,212
Issuance of common stock from cashless warrant exercise	4,999,880	50	(50)	—	—	—
Net loss	—	—	—	—	(50,404)	(50,404)
Balance, June 30, 2021	63,247,398	$632	$442,914	$—	$(398,117)	$45,429

See accompanying notes to these unaudited condensed consolidated financial statements.

4

Chiasma, Inc.

Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited)

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
	(in thousands except share data)
Balance, December 31, 2019	42,078,416	$421	$358,245	$37	$(272,934)	$85,769
Stock-based compensation	—	—	2,497	—	—	2,497
Exercise of stock options	190,516	2	235	—	—	237
Other comprehensive loss	—	—	—	(11)	—	(11)
Net loss	—	—	—	—	(36,514)	(36,514)
Balance, June 30, 2020	42,268,932	$423	$360,977	$26	$(309,448)	$51,978

See accompanying notes to these unaudited condensed consolidated financial statements.

5

Chiasma, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2021	2020
	(in thousands)
Operating Activities:
Net loss	$(50,404)	$(36,514)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	103	73
Stock-based compensation	2,774	2,497
Accretion on marketable securities, net	147	(94)
Non-cash lease expense	275	247
Amortization of debt discount and issuance costs	321	63
Change in fair value of embedded derivative liability	11,110	—
Provision (benefit) for deferred income taxes	10	(8)
Realized gain on marketable securities	(15)	—
Changes in operating assets and liabilities:
Accounts receivable	(2,209)	—
Inventory	(5,283)	—
Prepaid expenses and other current assets	(1,371)	(127)
Accounts payable and accrued expenses	168	5,762
Other assets	35	(689)
Other current and long-term liabilities	2,676	(162)
Net cash used in operating activities	(41,663)	(28,952)
Investing Activities:
Purchases of marketable securities	(36,415)	(8,927)
Maturities of marketable securities	143,088	58,637
Purchases of property and equipment	(5)	(356)
Net cash provided by investing activities	106,668	49,354
Financing Activities:
Exercise of stock options	1,212	237
Payments of short-term borrowing	—	(838)
Proceeds from deferred royalty obligation, net	—	24,538
Net cash provided by financing activities	1,212	23,937
Net increase in cash, cash equivalents and restricted cash	66,217	44,339
Cash, cash equivalents and restricted cash, beginning of period	36,025	27,855
Cash, cash equivalents and restricted cash, end of period	$102,242	$72,194
Reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets
Cash and cash equivalents	$81,968	$52,194
Restricted cash	20,274	20,000
Total cash, cash equivalents and restricted cash	$102,242	$72,194
Supplemental disclosures of cash flow information:
Cash paid for interest on deferred royalty obligation	$354	$—

See accompanying notes to these unaudited condensed consolidated financial statements.

6

CHIASMA, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2021

1.	Description of Business and Summary of Significant Accounting Policies

Chiasma, Inc. is a commercial-stage biopharmaceutical company incorporated in 2001 under the laws of the State of Delaware. Chiasma, Inc. is headquartered in Massachusetts and has two wholly owned subsidiaries; Chiasma (Israel) Ltd., and Chiasma Securities Corp, collectively referred to as “the Company,” “we,” “us,” “our” or “Chiasma”. We are focused on developing and commercializing oral therapies to improve the lives of patients who face challenges associated with their existing treatments for rare and serious chronic disease. Employing our proprietary Transient Permeability Enhancer (“TPE”) technology platform, we seek to develop oral medications that are currently available only as injections. On June 26, 2020, we received approval from the U.S. Food and Drug Administration (“FDA”) of our oral octreotide capsules product candidate, MYCAPSSA, for long-term maintenance treatment in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. We commenced our U.S. commercial launch of MYCAPSSA in September 2020.

Acromegaly is a rare and debilitating condition that results in the body’s production of excess growth hormone. Octreotide is an analog of somatostatin, a natural inhibitor of growth hormone secretion. Octreotide capsules have been granted orphan designation in the United States and the European Union for the treatment of acromegaly. We retain worldwide rights to develop and commercialize octreotide capsules.

We conducted an international Phase 3 clinical trial, referred to as MPOWERED, of oral octreotide capsules for the maintenance treatment of adult patients with acromegaly to support regulatory approval in the European Union by the European Medicines Agency (“EMA”). The MPOWERED trial was a global, randomized, open-label and active-controlled 15-month trial initially designed to enroll up to 150 patients. The EMA requested that a minimum of 80 patients who are responders to octreotide capsules per the protocol following the six-month run-in phase be randomized to either remain on octreotide capsules or return to injectable somatostatin receptor ligands (octreotide or lanreotide), and then followed for an additional nine months. In November 2020, we announced positive topline results from the MPOWERED trial, including that the study met its primary non-inferiority endpoint. Based on the positive data from the MPOWERED trial, we submitted a marketing authorization application (“MAA”) to the EMA, in June 2021 seeking marketing approval of MYCAPSSA capsules as a maintenance therapy for adult patients with acromegaly in the European Union.

On May 4, 2021, we entered into an agreement with Amryt Pharma plc (“Amryt”), pursuant to which, if all of the conditions to closing are satisfied or waived, we will become a wholly-owned subsidiary of Amryt (“the Merger Agreement” and such transaction, “the Merger”). The Merger Agreement was approved by the members of our board of directors (the “Board”), and the Board resolved to recommend approval of the Merger Agreement to our shareholders. The closing of the Merger is subject to approval of our shareholders and the satisfaction of customary closing conditions. Certain of our stockholders who collectively own approximately 10% of the outstanding shares of our common stock have entered into voting agreements, pursuant to which they have agreed, among other things, and subject to the terms and conditions of the agreements, to vote in favor of the Merger.

Subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of our common stock issued and outstanding immediately prior to the Effective Time shall automatically be canceled and converted (without interest but subject to any withholding required under applicable law) into the right to receive 0.396 of an American Depositary Share of Amryt, or Parent ADS, with each Parent ADS representing one ordinary share of Amryt.

On August 5, 2021, pursuant to the terms of the Merger Agreement, we became a wholly owned subsidiary of Amryt.

We have incurred substantial operating losses since inception. Post the acquisition by Amryt, we plan to further invest in our U.S. commercial launch and the manufacturing of octreotide capsules for market consumption, including manufacturing scale-up activities, and transitioning the open label extension portions of both our international Phase 3 CHIASMA OPTIMAL clinical trial of octreotide capsules in acromegaly and our international Phase 3 MPOWERED clinical trial of octreotide capsules in acromegaly for patients outside of the United States to an Expanded Access Program, where applicable, as well as continue the MACRO Registry. In addition, in June 2021 we have submitted a MAA to the EMA seeking potential regulatory approval of octreotide capsules as a treatment for acromegaly in the European Union.

7

The Company has been acquired by Amryt on August 5, 2021 and has since become a wholly-owned subsidiary of the Amryt Group, upon which it is dependent for financing. Having considered the Amryt Group’s current financial position and cash flow projections, the Board of Directors believes that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these condensed consolidated interim financial statements and that it is appropriate to continue to prepare the condensed consolidated interim financial statements on a going concern basis.

As part of their inquiries, the Board of Directors reviewed budgets, projected cash flows, and other relevant information for a period not less than 12 months from the date of approval of the condensed consolidated interim financial statements for the period ended June 30, 2021.

Basis of Presentation

We have prepared the accompanying unaudited condensed consolidated financial statements pursuant to the rules and regulations of the SEC regarding interim financial reporting. Accordingly, certain information and footnote disclosures required by accounting principles generally accepted in the United States (“U.S. GAAP”) for annual financial statements have been condensed or omitted. The information included in these interim financial statements should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2020 which was filed with the SEC on March 4, 2021. The year-end condensed consolidated balance sheet data presented for comparative purposes was derived from our audited financial statements but does not include all disclosures required by U.S. GAAP. In the opinion of management, we have prepared the accompanying unaudited condensed consolidated financial statements on the same basis as our audited financial statements, and these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for a full year or for any other subsequent interim period.

Cash Equivalents

Cash equivalents consist of highly liquid instruments that mature within three months or less from the date of purchase.

Marketable Securities

Our investments primarily consist of commercial paper and corporate and government debt securities. These marketable securities are classified as available-for-sale, and as such, are reported at fair value on our condensed consolidated balance sheets. Unrealized holding gains and losses are reported within accumulated other comprehensive income (loss) as a separate component of stockholders’ equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, together with interest on securities, are included in interest and other income, net, on our condensed consolidated statements of operations.

If a decline in the fair value of a marketable security below our cost basis is determined to be other than temporary, such marketable security is written down to its estimated fair value as a new cost basis and the amount of the write-down is included in earnings as an impairment charge. The cost of securities sold is based on the specific identification method.

Accounts Receivable

Our accounts receivable consist of amounts due from our customers for sales of MYCAPSSA and which have standard payments terms. We extend credit to our customers based on our evaluation of their financial condition. Accounts receivable are stated at amounts due net of applicable prompt pay discounts and other adjustments. We assess the need for an allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due and the customer’s ability to pay its obligation. Based on a review of these factors, as of June 30, 2021, we determined that an allowance for doubtful accounts was not required.

Concentrations of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash, cash equivalents and marketable securities, and accounts receivable. During the six months ended June, 2021, one customer comprised greater than 90% of our accounts receivable and product revenues.

We routinely maintain deposits in financial institutions in excess of government insured limits. Management believes that we are not exposed to significant credit risk as our deposits are held at financial institutions that management believes to be of high credit quality and we have not experienced any significant losses in these deposits.

8

We regularly invest excess operating cash in deposits with major financial institutions and money market funds and in notes issued by the U.S. government, as well as in fixed income investments and U.S. bond funds, both of which can be readily purchased and sold using established markets. We believe that the market risk arising from our holdings of these financial instruments is mitigated based on the fact that many of these securities are either government backed or of high credit rating.

Inventory

Prior to FDA approval of MYCAPSSA, all costs related to the manufacturing of MYCAPSSA that could potentially be available to support the planned U.S. commercial launch were charged to research and development expense in the period incurred. Generally, inventory may be capitalized if it is probable that future revenues will be generated from the sale of the inventory and that these revenues will exceed the cost of the inventory. Through the FDA approval date of MYCAPSSA, we expensed all of our manufacturing costs due to the high risk inherent in drug development and uncertainty as to whether MYCAPSSA would be approved. We began to capitalize our manufacturing-related costs to inventory starting July 1, 2020.

We capitalize the costs to manufacture our products incurred after regulatory approval when, based on our judgment, future commercialization is considered probable and the future economic benefit is expected to be realized. In connection therewith, we value our inventories at the lower of cost or estimated net realizable value. We determine the cost of our inventories, which includes amounts related to active pharmaceutical ingredient (“API”), and other raw materials, third party manufacturing costs and other overhead costs, on a first-in, first-out basis. Inventories that may be used for either research and development or commercial sale are classified as inventory until the material is consumed or otherwise allocated for research and development. If the material is intended to be used for research and development, it is expensed as research and development once that determination is made.

On a quarterly basis, we review inventory quantities on hand and analyze the provision for excess and obsolete inventory based primarily on remaining product shelf life and our estimated sales forecast which is based on anticipated future demand. We build demand forecasts by considering factors such as, but not limited to, overall market potential, market share, market acceptance, and patient usage. Our estimates of future product demand may prove to be imprecise and changes in estimates will result in a change to the provision required for excess and obsolete inventory. Accordingly, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and results of operations.

Deferred Royalty Obligation

We treat the deferred royalty obligation, as discussed further in Note 7, as a debt obligation, amortized under the effective interest rate method over the estimated life of the agreement. We recognize interest expense thereon using the effective rate, which is based on our current estimates of future revenues over the life of the arrangement. In connection therewith, we periodically assess our expected revenues using internal projections, impute interest on the carrying value of the deferred royalty obligation, and record interest expense using the effective interest rate. To the extent our estimates of future revenues are greater or less than previous estimates or the estimated timing of such payments is materially different than previous estimates, we will account for any such changes by adjusting the effective interest rate on a prospective basis, with a corresponding impact to the reclassification of our deferred royalty obligation between short- and long-term. The assumptions used in determining the expected repayment term of the deferred royalty obligation and amortization period of the issuance costs requires that we make estimates that could impact the short-term and long-term classification of such costs, as well as the period over which such costs will be amortized.

Revenue Recognition

In accordance with accounting guidance for revenue recognition, we recognize revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine to be within the scope of such guidance, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services that we transfer to the customer. For a further discussion of accounting for net product revenue see Note 2.

9

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes during the reporting period. We base these estimates and assumptions on historical experience when available, and on various factors that we believe to be reasonable under the specific circumstances. Significant estimates relied upon in preparing the accompanying condensed consolidated financial statements include, but are not limited to, recognition of product revenues, accounting for stock-based compensation, income taxes, the fair value of embedded derivatives and our deferred royalty obligation and accounting for certain accruals and reserves. We assess the above estimates on an ongoing basis; however, actual results could materially differ from those estimates.

2. Product Revenue, Net

We began selling MYCAPSSA in September 2020. We currently sell MYCAPSSA in the United States to a limited number of specialty pharmacies, which dispense the product directly to patients. We recognize revenue when the customer obtains control of the product, which occurs at a point in time, when delivery of the product has occurred.

Revenue Reserves for Variable Consideration

Revenue from sales of MYCAPSSA are recorded at the net sales price, which is the amount of consideration we expect to receive in exchange for transferring the product to a customer (“transaction price”). This transaction price for product sales includes variable consideration for which reserves are established and which may result from discounts, returns, chargebacks, rebates, co-pay or co-insurance assistance and other allowances that are offered within contracts with our customer and payors. We estimate the amount of variable consideration that should be included in the transaction price under the expected value method for all sales deductions other than trade discounts, which are estimated under the most likely amount method. These provisions represent our best estimate of the amount of consideration to which we are entitled. Actual amounts of consideration ultimately received may differ from these estimates. If actual results in the future vary from our estimates, we will adjust these estimates, which would affect net product revenue and earnings in the period such changes in estimates become known.

Trade Discounts and Specialty Pharmacy Fees: we provide customary discounts to certain customers for prompt payment, the terms for which are explicitly stated in our contract with such customer. We record these discounts as a reduction of revenue with a corresponding reduction to accounts receivable. In addition, we also pay fees for data and distribution services from our specialty pharmacy. We have determined that such fees are not for a distinct good or service and, accordingly, are being recorded as a reduction of product revenue and a component of accrued expenses.

340B Discounts: Under the 340B Drug Discount Program, certain eligible healthcare organizations and covered entities purchase drugs at significantly reduced prices. We currently sell to these entities directly, and as such, our invoices are issued at this discounted price at the time of sale; therefore, no reserve is required for these discounts.

Government and Payor Rebates: We are subject to discount obligations under state Medicaid programs, Medicare, and other government programs. Additionally, in the future we may contract with various private payor organizations, primarily insurance companies and pharmacy benefit managers, for the payment of rebates with respect to utilization of MYCAPSSA. Provisions for both government and payor rebates are based on the estimated amount of rebates and incentives to be claimed on the related sales from the period. These reserves are recorded in the same period in which the related revenue is recognized, resulting in a reduction of product revenue and the establishment of a current liability that is included in accrued expenses in our condensed consolidated balance sheet. For Medicare, we must also estimate the number of patients in the prescription drug coverage gap for whom we will owe an additional liability under the Medicare Part D program. Our liability for these rebates currently consists of estimates of claims for the current quarter, and estimated future claims that will be made for product that has been recognized as revenue, but which remains in distribution channel inventories at the end of the reporting period.

Other Incentives/Patient Assistance Programs: We offer voluntary patient assistance programs such as co-pay and co-insurance assistance. These programs are intended to provide financial assistance to qualified commercially insured patients with prescription drug co-payments and co-insurance required by payors. The calculation of the accrual for co-pay and co-insurance assistance is based on an estimate of claims and the cost per claim that we expect to receive associated with product that has been recognized as revenue.

Product Returns: We offer customers a limited right of return for unopened damaged or defective product, and, under certain circumstances, for unopened product for a limited time before its expiration date. We estimate the amount of product revenues that may be returned by customers and record this estimate as a reduction of revenue in the period in which the related product revenue is recognized. We currently estimate our provision for sales returns based on our expectations and adjust the transaction price with such estimate at the time of sale to our customer. Once sufficient history has been collected for product returns, we will utilize that history to inform our estimate assumption.

10

The following table summarizes activity in each of the above product revenue allowances and reserve categories for the six months ended June 30, 2021:

	Discounts and Fees	Rebates and Other Incentives	Returns	Total
	($ in thousands)
Balance at December 31, 2020	$16	$130	$1	$147
Provision related to current period sales	257	500	3	760
Adjustment related to prior period sales	—	22	—	22
Payments or credits made during the period	(188)	(308)	—	(496)
Balance at June 30, 2021	$85	$344	$4	$433

3. Investments

Our investments consisted of the following as of June 30, 2021 and December 31, 2020:

	As of June 30, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	($ in thousands)
Money market funds	$93,336	$—	$—	$93,336
Corporate notes	1,404	—	—	1,404
Commercial paper	11,750	—	—	11,750
Total	$106,490	$—	$—	$106,490

	As of December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	($ in thousands)
Money market funds	$29,392	$—	$—	$29,392
Corporate notes	11,347	—	(1)	11,346
Commercial paper	98,030	8	(8)	98,030
U.S. treasury securities	12,582	1	—	12,583
Total	$151,351	$9	$(9)	$151,351

11

As of June 30, 2021, we consider the unrealized losses in our investment portfolio to be temporary in nature and not due to credit losses. We have the ability to hold such investments until recovery of the fair value. We utilize the specific identification method in computing realized gains and losses. We had immaterial realized gains and losses on our available-for-sale securities for the six months ended June 30, 2021 and no realized gains and losses on available-for-sale securities for the six months ended June 30, 2020.

The fair values of our investments by classification in our condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020 were as follows:

	June 30, 2021	December 31, 2020
	($ in thousands)
Cash and cash equivalents	$73,062	$10,829
Marketable securities	13,154	119,959
Restricted cash	20,274	20,563
Total	$106,490	$151,351

Cash and cash equivalents in the table above exclude cash of $8.9 million and $4.6 million as of June 30, 2021 and December 31, 2020, respectively. The contractual maturity dates of all of our investments are less than one year.

4. Fair Value Measurements of Financial Instruments

Certain assets and liabilities are reported at fair value on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The fair value accounting guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

•	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

•	Level 2 — Inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly.

•	Level 3 — Inputs that are unobservable for the asset or liability.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by us in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The fair value measurements of our financial instruments are summarized in the table below:

	Fair Value Measurements at June 30, 2021
Description	Quoted Prices (Unadjusted) in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial assets	($ in thousands)
Cash equivalents and restricted cash:
Money market funds	$93,336	$—	$—	$93,336
Total cash equivalents and restricted cash	$93,336	$—	$—	$93,336
Marketable securities:
Corporate notes	—	1,404	—	1,404
Commercial paper	—	11,750	—	11,750
Total marketable securities	—	13,154	—	13,154
Total	$93,336	$13,154	$—	$106,490

Financial liabilities
Derivative liabilities	$—	$—	$13,010	$13,010

12

	Fair Value Measurements at December 31, 2020
Description	Quoted Prices (Unadjusted) in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial assets	($ in thousands)
Cash equivalents and restricted cash:
Money market funds	$29,392	$—	$—	$29,392
Commercial paper	—	2,000	—	2,000
Total cash equivalents and restricted cash	$29,392	$2,000	$—	$31,392
Marketable securities:
U.S. treasury securities	$—	$12,583	$—	$12,583
Corporate notes	—	11,346	—	11,346
Commercial paper	—	96,030	—	96,030
Total marketable securities	—	119,959	—	119,959
Total	$29,392	$121,959	$—	$151,351

Financial liabilities
Derivative liabilities	$—	$—	$1,900	$1,900

Our cash equivalents are composed of money market funds as well as commercial paper with maturity dates of 90 days or less from the date of purchase. We measure these investments at fair value. The fair value of cash equivalents held in money market is determined based on Level 1 inputs.

Items classified as Level 2 within the valuation hierarchy consist of U.S. treasury securities, corporate notes and commercial paper. We estimate the fair values of these marketable securities by taking into consideration valuations obtained from independent pricing services, which normally derive security prices from recently reported trades for identical or similar securities, making adjustments based upon other significant observable market transactions. At the end of each reporting period, we perform quantitative and qualitative analysis of prices received from third parties to determine whether prices are reasonable estimates of fair value. After completing our analysis, we did not adjust or override any fair value measurements provided by our pricing services as of June 30, 2021 or December 31, 2020.

13

In certain cases where there is limited activity or less transparency around inputs to valuation, the related assets or liabilities are classified as Level 3. We recorded derivative liabilities associated with our deferred royalty obligation, as discussed further in Note 7. These derivative liabilities are measured at fair value using an option pricing Monte Carlo simulation model and are included as a component of the deferred royalty obligation. The embedded derivative liabilities are subject to remeasurement at the end of each reporting period, with changes in fair value recognized as a component of interest and other income, net. The assumptions used in the option pricing Monte Carlo simulation model include: (1) the expected net sales of MYCAPSSA; (2) our risk-adjusted discount rate that includes a company specific risk premium; (3) our cost of debt; (4) volatility; (5) the probability and timing of a change in control occurring during the term of the instrument; and (6) the probability and timing of an event of default during the term of the instrument.

The following table sets forth a summary of the changes in the fair value of the embedded derivative liabilities for the six months ended June 30, 2021:

	Fair Value Measurment of Embedded Derivative using Significant Unobservable Inputs (Level 3) for the Six Months Ended June 30,
($ in thousands)	2021	2020
Balance, December 31,	$1,900	$—
Change in fair value during the period	11,110	1,308
Balance, June 30,	$13,010	$1,308

We previously considered the probability of a change in control during the term of the instrument as remote. Based upon our consideration of the status of the Merger, as of June 30, 2021, we now consider the probability of a change in control as reasonably possible resulting in the change of fair value of approximately $11.1 million during the six months ended June 30, 2021. If the probability in a change of control were to increase further, it would increase the value of the derivative; however, the increase would not exceed the change of control premium in the aggregate as described in Note 7.

5. Inventory

As of June 30, 2021 and December 31, 2020, our inventory of MYCAPSSA consisted of the following:

($ in thousands)	June 30, 2021	December 31, 2020
Raw materials and supplies	$1,625	$6,786
Work in process	13,770	3,857
Finished goods	905	312
Total inventory	$16,300	$10,955

6. Accrued Expenses

As of June 30, 2021 and December 31, 2020, accrued expenses consisted of the following:

	June 30, 2021	December 31, 2020
	($ in thousands)
Accrued selling, general, administrative and other expenses	$6,093	$3,830
Accrued research and development expenses	2,512	3,128
Accrued payroll and employee benefits	3,047	4,900
Total accrued expenses	$11,652	$11,858

7. Deferred Royalty Obligation

In April 2020, we entered into the Revenue Interest Financing Agreement with Healthcare Royalty Partners IV, L.P., (“HCR”) whereby HCR received payments from us at a tiered percentage (the “Applicable Tiered Percentage”) of future net revenues of MYCAPSSA and any of our other future products, including worldwide net product sales and upfront payments and milestones received from third parties under license agreements (the “Revenue Interests”). Under the terms of the agreement, we received $25.0 million, less certain transaction expenses, from HCR in April 2020 and an additional $25.0 million in July 2020 following the FDA approval of MYCAPSSA. In September 2020 we received an additional $15.0 million upon meeting conditions related to commercial drug supply availability and first commercial sale of MYCAPSSA. We were also entitled to receive an additional $10.0 million in early 2022 subject to the achievement of a revenue milestone and customary closing conditions. In exchange for the total investment amount (“Investment Amount”) received, HCR received a tiered royalty starting in the low double digits on worldwide annual net revenues of MYCAPSSA and any other future products, subject to step-downs upon the achievement of certain annual revenues.

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At June 30, 2021 we have evaluated the terms of the deferred royalty obligation and concluded that the features of the Investment Amount are similar to those of a debt instrument. Accordingly, we have accounted for the transaction as long-term debt. We have evaluated the terms of the debt and determined that the repayment upon a change of control of up to 195% of the funded portion of the Investment Amount, less any payments made to date, is an embedded derivative that requires bifurcation from the debt instrument and fair value recognition. In addition, we have determined that the repayment upon an event of default of 195% of the funded portion of the Investment Amount, less any payments made to date, is an embedded derivative that requires bifurcation from the debt instrument and fair value recognition. We determine the fair value of the derivatives using an option pricing Monte Carlo simulation model taking into account the probability and timing of a change of control and an event of default occurring and potential repayment amounts and timing of such payments that would result under various scenarios, as further described in Note 4. The embedded derivative liabilities were recorded at fair value of $3.1 million at inception, with the remaining proceeds received from HCR allocated to the carrying value of the debt resulting in a debt discount that will be amortized over the estimated term of the obligation using the effective interest method. The aggregate fair value of the embedded derivatives as of June 30, 2021 is $13.0 million and is presented in deferred royalty obligation in the condensed consolidated balance sheet. We remeasure the embedded derivative to fair value each reporting period until the termination of the Revenue Interest Financing Agreement. Such changes in fair value are recorded as interest and other income, net in the condensed consolidated statement of operations.

The effective interest rate as of June 30, 2021 was approximately 17%. In connection with the deferred royalty obligation, we incurred debt issuance costs totaling $0.6 million during the year ended December 31, 2020. Debt issuance costs have been netted against the deferred royalty obligation and are being amortized over the estimated term of the obligation using the effective interest method, adjusted on a prospective basis for changes in the underlying assumptions and inputs. The assumptions used in determining the expected repayment term of the deferred royalty obligation and amortization period of the issuance costs requires that we make estimates that could impact the short- and long-term classification of these costs, as well as the period over which these costs will be amortized.

The carrying value of the deferred royalty obligation, as presented on the condensed consolidated balance sheets, was $75.0 million and $63.5 million as of June 30, 2021 and December 31, 2020, respectively. The fair value of the deferred royalty obligation was $106.8 million and $82.1 million as of June 30, 2021 and December 31, 2020, respectively, and was measured using Level 3 inputs. The estimated fair value was calculated using an option pricing Monte Carlo simulation model with inputs consistent with those used in determining the embedded derivative values as described in Note 4.

As a result of the Merger, a change in control of Chiasma occurred. Upon a change of control of the Company, we were obligated to immediately repay HCR the total amount actually funded (including unfunded amounts conditionally eligible to be funded) plus a change of control premium, the amount of which is variable up to 95% based on timing and circumstances of such change of control. Accordingly, due to the closing of the Merger, payments of approximately $116.7 million, inclusive of the change in control premium, were made on August 6, 2021 with no further obligations to HCR.

8. Earnings per Share of Common Stock

We include our outstanding shares of common stock and Pre-Funded Warrants in our calculation of the basic weighted-average shares outstanding. We include the Pre-Funded Warrants as their exercise price of $0.0001 per share is negligible and they are fully vested and exercisable at any time after the original issuance date. Our potential dilutive securities, which include all other common stock warrants outstanding, and stock options and restricted stock units outstanding, have been excluded from the computation of diluted weighted-average shares outstanding because such securities would have an anti-dilutive impact due to net losses reported during the six months ended June 30, 2021 and 2020.

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9. Warrants

A summary of our common stock warrants activity for the six months ended June 30, 2021 is presented below. As of the date of the acquisition by Amryt, all of these warrants were exercised or terminated.

Description	Exercise Price	Expiration Date	Balance, December 31, 2020	Warrants Issued	Warrants Exercised	Balance, June 30, 2021
October 2012 Warrants	$0.0910	10/22/2022	624,365	—	—	624,365
March 2013 Warrants	$0.0910	3/28/2022	624,365	—	—	624,365
December 2014 Warrants	$9.1320	12/16/2024	923,527	—	—	923,527
February 2015 Warrants	$9.1320	12/16/2024	984,116	—	—	984,116
July 2020 Pre-Funded Warrants	$0.0001	No expiration	5,000,000	—	(5,000,000)	—
			8,156,373	—	(5,000,000)	3,156,373

10. Stock-based Compensation

In 2008, our board of directors adopted the 2008 Stock Incentive Plan (the “2008 Plan”), which provided for the grant of incentive stock options, nonqualified stock options, and restricted stock units (“RSUs”) to employees, directors, and nonemployees of the Company up to 3,547,741 shares of common stock. Option awards expire 10 years from the grant date and generally vest over four years but vesting conditions can vary at the discretion of our board of directors.

In July 2015, we approved the 2015 Stock Option and Incentive Plan (the “2015 Plan”), which became effective upon our initial public offering. The 2015 Plan allows the grant of incentive stock options, nonqualified stock options, and RSUs to employees, directors, and nonemployees of the Company initially up to 3,566,296 shares of common stock.

In connection with the adoption of the 2015 Plan, no further option grants were permitted under the 2008 Plan and any expirations, cancellations, or terminations under the 2008 Plan are available for issuance under the 2015 Plan. On January 1, 2021, the number of shares reserved and available for issuance under the 2015 Plan increased by 2,312,623 shares of common stock pursuant to a provision in the 2015 Plan that provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2016, by 4% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or such lesser number as determined by the compensation committee of the board of directors. As of June 30, 2021, the total number of shares authorized for stock award plans is 12,088,041 of which 1,914,456 remain available for grant. There were 9,265,505 stock options outstanding as of June 30, 2021.

Stock-based compensation for the six months ended June 30, 2021 and 2020 consisted of the following:

	Six Months Ended June 30,
	2021	2020
	($ in thousands)
Selling, general and administrative	$2,376	$2,013
Research and development	398	484
Total	$2,774	$2,497

Stock-based compensation of $0.1 million was capitalized into inventory for the six months ended June 30, 2021, respectively. Stock-based compensation capitalized into inventory is recognized as cost of goods sold when the related product is sold.

The fair value of each stock option issued was estimated at the date of grant using the Black-Scholes option model with the following weighted-average assumptions:

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	Six Months Ended June 30,
	2021	2020
Expected volatility	94%	85%
Expected term (years)	6.0	6.2
Risk-free interest rate	0.65%	1.11%
Expected dividend yield	0%	0%

We granted 1,669,165 stock options in the six months ended June 30, 2021. The weighted-average grant date fair value per share of stock options granted during the six months ended June 30, 2021 was $3.39. We granted 1,736,900 stock options in the six months ended June 30, 2020. The weighted-average grant date fair value per share of options granted during the six months ended June 30, 2020 was $3.32.

Restricted Stock

We granted 112,260 RSUs to employees during the three months ended March 31, 2021, which vest ratably over a four-year service period. We did not grant any RSU’s to employees during the three months ended June 30, 2021. We estimate the fair value of our service-based RSUs based on the quoted closing market price per share of our common stock on the date of grant.

Upon closing of the acquisition by Amryt, certain incentive stock options, nonqualified stock options and RSU’s were accelerated and became immediately vested with a 90 day period from the date of the acquisition by Amryt in which to exercise these options commenced. Pursuant to the terms of the Merger Agreement, each share of common stock of Chiasma was converted into the right to receive 0.396 American Depository Shares of Amryt.

11. Commitments and Contingencies

Manufacturing Commitments

As of June 30, 2021, we had outstanding manufacturing commitments, including the acquisition of active pharmaceutical ingredient (“API”), in the aggregate amount of $23.5 million of which $12.8 million is expected to be incurred in 2021 with the remainder to be incurred throughout 2022. The payments on these commitments will occur following the deliveries of the API or completion of the manufacturing services.

12. Leases

We have operating leases for our office spaces and certain automobiles which are recognized as right of use assets and liabilities.

	Six Months Ended June 30,
	2021	2020
	($ in thousands)
The components of lease expense were as follows:
Operating lease expense	$338	$335

Supplemental cash flow information related to leases was as follows:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$360	$271
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$—	$94

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June 30, 2021
($ in thousands)
Supplemental balance sheet information related to leases was as follows:
Right-of-use assets	$700

Other current liabilities	$601
Long-term liabilities	196
Total lease liabilities	$797

Weighted average remaining lease term - operating leases (in months)	15
Weighted average discount rate - operating leases	11.0%

Our lease right-of-use assets are recorded within other assets on our condensed consolidated balance sheets.

Future lease payments under noncancelable leases as of June 30, 2021 are as follows:

($ in thousands)
Remainder of 2021	$358
2022	495
2023	7
Total future minimum lease payments	860
Less: imputed interest	(63)
Total	$797

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